UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of September, 2009

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Announces Postponement of September 13, 2009 Shareholders Meeting

September 14, 2009 Meeting to be Held as Scheduled

HAWTHORNE, N.Y.--(BUSINESS WIRE)--September 11, 2009--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today announced that the shareholders meeting previously scheduled to be held on Sunday, September 13, 2009, has been postponed.

The shareholders meeting called for September 14, 2009 will be held as scheduled.

Taro said that the District Court in Tel-Aviv yesterday issued a temporary injunction, at the request of Alkaloida Chemical Company Exclusive Group Ltd. and Sun Pharma Global Inc. (the “Applicants”), to prevent Taro’s shareholders from considering the proposed resolutions regarding indemnification (items 2 and 3 on the agenda of the meeting) until 21 days from the date on which Taro shall make available to the Applicants certain minutes of board of directors meetings and related items described in the Court’s decision.

In light of the current inability to receive, upon their election, the indemnification pursuant to item 3 on the agenda of the meeting as a result of the temporary injunction, the external director candidates are reconsidering their nomination at this time, and accordingly, the September 13, 2009 meeting has been postponed.

Taro expects to announce, in the near future, the date of a new shareholders meeting.

Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances that the Company “believes,” or “expects” to happen, or similar language. Although Taro believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Taro believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Factors that could cause actual results to differ include the actions of Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks as detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date they are made. Taro undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4837

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 11, 2009

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Avraham Yacobi
			Name:	Avraham Yacobi
			Title:	Senior Vice President, Research and Development